SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Western Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958669 103
(CUSIP Number)

Marcia E. Backus
5 Greenway Plaza, Suite 110
Houston, Texas  77046
(713) 215-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1	NAMES OF REPORTING PERSONS
Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
251,197,617 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
251,197,617 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,197,617 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*          The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

1	NAMES OF REPORTING PERSONS
Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
233,290,971 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
233,290,971 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
233,290,971 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*          The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

1	NAMES OF REPORTING PERSONS
APC Midstream Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
62,910,810 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
62,910,810 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,910,810 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*          The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

1	NAMES OF REPORTING PERSONS
WGR Asset Holding Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
38,139,260 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
38,139,260 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,139,260 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*          The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

1	NAMES OF REPORTING PERSONS
Kerr-McGee Worldwide Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
684,922 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
684,922 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
684,922 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*          The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

1	NAMES OF REPORTING PERSONS
Anadarko E&P Onshore LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,221,724 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,221,724 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,221,724 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*          The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on December 12, 2012 (as amended prior to this Amendment and, where applicable, as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Midstream Partners, LP, a Delaware limited partnership (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit M to Amendment No. 5 to the Schedule 13D.  This Amendment is being filed to disclose material changes to the facts set forth in the Schedule 13D as a result of the consummation of the Merger (as defined in this Amendment). As a result of the Merger, Occidental (as defined in this Amendment), as the ultimate beneficial owner of the Reporting Persons’ interests in the Issuer, will file a Schedule 13D in respect of its ownership interests in the Issuer on behalf of itself and its applicable subsidiaries. The Reporting Persons will cease to file amendments to the Schedule 13D as of the date hereof.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing Schedule I thereto with Schedule I hereto.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of Anadarko, WGR, AMH, WGRAH, KWC or AE&P has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following after the final paragraph:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Subsection (d) of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(d) The information set forth in Item 4(j) is incorporated by reference into this Item 4(d).

Item 4 of the Schedule 13D is hereby amended by adding the following after the final paragraph of subsection (j):

On August 8, 2019, Occidental Petroleum Corporation, a Delaware corporation (“Occidental”), completed its previously announced acquisition of Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), the indirect general partner and majority unitholder of the Issuer, through the merger of Baseball Merger Sub 1, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Occidental (“Merger Subsidiary”), with and into Anadarko (the “Merger”), with Anadarko surviving and continuing as the surviving corporation in the Merger. As a result of the Merger, Anadarko became an indirect, wholly owned subsidiary of Occidental.

At the effective time of the Merger, in accordance with the Agreement and Plan of Merger, dated May 9, 2019 (the “Merger Agreement”), by and among Anadarko, Occidental and Merger Subsidiary, each outstanding share of common stock of Anadarko (except as otherwise specified in the Merger Agreement) was converted into the right to receive $59.00 in cash and 0.2934 of a share of common stock of Occidental, plus cash in lieu of any fractional Occidental shares that otherwise would have been issued (the “Merger Consideration”). Occidental financed the cash portion of the Merger Consideration with the proceeds of the following debt and equity financings: (1) a $10.0 billion equity investment by Berkshire Hathaway Inc., (2) an $8.8 billion senior unsecured term loan credit facility, with Citibank, N.A., as administrative agent, and certain financial institutions, as lenders, and (3) the issuance of senior unsecured notes in an aggregate principal amount of $13.0 billion.

As a result of the Merger, Occidental (1) indirectly, wholly owns and controls Western Midstream Holdings, LLC (the “General Partner”), the Issuer’s general partner, and (2) indirectly holds approximately 55.5% of the Issuer’s limited partner units.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit V hereto, and is incorporated by reference herein.

As a result of the Merger, Occidental, as the ultimate beneficial owner of the Reporting Persons’ interests in the Issuer, will file a Schedule 13D in respect of its ownership interest in the Issuer on behalf of itself and its applicable subsidiaries. The Reporting Persons will cease to file amendments to the Schedule 13D as of the date hereof.

On August 8, 2019, in connection with the consummation of the Merger, Milton Carroll, Benjamin M. Fink, Robin H. Fielder, Robert G. Gwin, Daniel E. Brown, Mitchell W. Ingram and Amanda M. McMillian resigned from the board of directors (the “Board”) of the General Partner effective immediately following the consummation of the Merger.

On August 8, 2019, in connection with the consummation of the Merger, Occidental appointed Mses. Marcia E. Backus and Jennifer M. Kirk and Messrs. Oscar K. Brown, Peter J. Bennett, Michael P. Ure and Glenn M. Vangolen to the Board. Additionally, Mr. Vangolen was appointed as Chairman of the Board.

On August 8, 2019, in connection with the consummation of the Merger, the Board appointed Michael P. Ure as President and Chief Executive Officer, and Craig W. Collins as Senior Vice President and Chief Operating Officer, to succeed Robin H. Fielder and Gennifer F. Kelly, respectively.

Item 5.	Interest in Securities of the Partnership.

Subsection (d) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(d)
The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of the Schedule 13D and in this Item 5.  See Schedule I for the information applicable to the Listed Persons.  Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons other than, as a result of the Merger, Occidental and its subsidiaries.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

This Amendment supplements Item 7 of the Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Schedule 13D.

Exhibit V
Agreement and Plan of Merger, dated as of May 9, 2019, among Occidental Petroleum Corporation, Baseball Merger Sub 1, Inc. and Anadarko Petroleum Corporation (incorporated by reference to Exhibit 2.1 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on May 10, 2019 (file no. 001-09210)).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2019

ANADARKO PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
Name:	Nicole E. Clark
Title:	Vice President

WESTERN GAS RESOURCES, INC.

By:	/s/ Nicole E. Clark
Name:	Nicole E. Clark
Title:	Vice President

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Nicole E. Clark
Name:	Nicole E. Clark
Title:	Vice President

WGR ASSET HOLDING COMPANY LLC

By:	/s/ Nicole E. Clark
Name:	Nicole E. Clark
Title:	Vice President

KERR-MCGEE WORLDWIDE CORP.

By:	/s/ Nicole E. Clark
Name:	Nicole E. Clark
Title:	Vice President

ANADARKO E&P ONSHORE LLC

By:	/s/ Nicole E. Clark
Name:	Nicole E. Clark
Title:	Vice President

Schedule I

Executive Officers of Occidental Petroleum Corporation

Vicki Hollub
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: President and Chief Executive Officer, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Edward A. Lowe
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Executive Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Marcia E. Backus
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, General Counsel and Chief Compliance Officer, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Oscar K. Brown
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 1,440 units

Cedric W. Burgher
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President and Chief Financial Officer, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Christopher O. Champion
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Principal Accounting Officer and Controller, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Kenneth Dillon
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: UK
Amount Beneficially Owned: None

Robert E. Palmer
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Glenn M. Vangolen
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Directors of Occidental Petroleum Corporation

Spencer Abraham
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation:  Chairman and Chief Executive Officer of The Abraham Group LLC
Citizenship: USA
Amount Beneficially Owned: None

Batchelder, Gene L., Chairman of the Board of Directors of Occidental Petroleum Corporation
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Margaret M. Foran
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation:  Chief Governance Officer, Senior Vice President and Corporate Secretary of Prudential Financial, Inc.
Citizenship: USA
Amount Beneficially Owned: None

Carlos M. Gutierrez
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Co-Chair of Albright Stonebridge Group
Citizenship: USA
Amount Beneficially Owned: None

Vicki Hollub
(see above)

William R. Klesse
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Jack B. Moore, Vice Chairman of the Board of Occidental Petroleum Corporation
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Avedick B. Poladian
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Robert J. Shearer
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Elisse B. Walter
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation:  Retired
Citizenship: USA
Amount Beneficially Owned:  None

Executive Officers of OXY USA Inc.

Robert E. Palmer
President
(see above)

Peter J. Bennett
Senior Vice President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Barbara J. Bergersen
Senior Vice President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Oscar K. Brown
Senior Vice President
(see above)

Jeffrey F. Simmons
Senior Vice President

Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Cynthia L. Walker
Senior Vice President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Directors of OXY USA Inc.

Robert E. Palmer
(see above)

Jennifer Kirk
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Nicole E. Clark
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President and Corporate Secretary, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Executive Officers of Occidental Permian Manager LLC

Richard A. Jackson
President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Peter J. Bennett
Senior Vice President
(see above)

Barbara M. Bergersen
Senior Vice President
(see above)

Jeffrey F. Simmons
Senior Vice President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Cynthia L. Walker
Senior Vice President
(see above)

Directors of Occidental Permian Manager LLC

None

Executive Officers of  OXY Oil Partners, Inc.

Richard A. Jackson
President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Directors of OXY Oil Partners, Inc.

Richard A. Jackson
(see above)

Jennifer Kirk
(see above)

Nicole E. Clark
(see above)

Executive Officers of Occidental Permian Ltd.

Robert E. Palmer
President
(see above)

Peter J. Bennett
Senior Vice President
(see above)

Barbara M. Bergersen
Senior Vice President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Jeffrey F. Simmons
Senior Vice President
(see above)

Cynthia L. Walker
Senior Vice President
(see above)

Directors of Occidental Permian Ltd.

None

Executive Officers of Baseball Merger Sub 2, Inc.

Oscar K. Brown
President
(see above)

Marcia E. Backus
Senior Vice President
(see above)

Directors of Baseball Merger Sub 2, Inc.

Oscar K. Brown
President
(see above)

Marcia E. Backus
Senior Vice President
(see above)

Executive Officers of Anadarko Petroleum Corporation

Oscar K. Brown
President
(see above)

Marcia E. Backus
Senior Vice President
(see above)

Directors of Anadarko Petroleum Corporation

Oscar K. Brown
President
(see above)

Marcia E. Backus
Senior Vice President
(see above)

Executive Officers of Western Gas Resources, Inc.

Robert E. Palmer
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Directors of Western Gas Resources, Inc.

Vincent A. Alspach
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned:  None

Nicole E. Clark
(see above)

Executive Officers of APC Midstream Holdings, LLC

Frederick A. Forthuber
President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: President of Oxy Energy Services, LLC
Citizenship: USA
Amount Beneficially Owned:  None

Directors of APC Midstream Holdings, LLC

None.

Executive Officers of WGR Asset Holding Company LLC

Frederick A. Forthuber
President
(see above)

Directors of WGR Asset Holding Company LLC

None.

Executive Officers of Kerr-McGee Worldwide Corporation

Robert E. Palmer
President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Directors of Kerr-McGee Worldwide Corporation

Vincent A. Alspach
(see above)

Nicole E. Clark
(see above)

Executive Officers of Anadarko E&P Onshore LLC

Robert E. Palmer
President
(see above)

Jeffrey F. Simmons
Senior Vice President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Cynthia L. Walker
Senior Vice President
(see above)

Peter J. Bennett
Senior Vice President

Directors of Anadarko E&P Onshore LLC

None.